VIEW

     1550 Caton Center Drive, Suite E

SYSTEMS INC.

Baltimore, MD 21227

[LOGO]

September 20, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:

View Systems, Inc.

Application for Withdrawal of Registration Statement on Form SB-2, as amended

File No. 333-128956

Ladies and Gentlemen:

View Systems, Inc. (the “Company”) hereby requests withdrawal of the above identified application for withdrawal of a registration statement.  The application for withdrawal was filed on August 16, 2006 with an incorrect EDGAR submission type of “RW WD”.  The Company will file the application for withdrawal with the correct EDGAR submission type.

If you have any questions with respect to this matter or require further information, please call the Company’s counsel, Cindy Shy, at (435) 674-1282.

Sincerely,

/s/ Gunther Than

Gunther Than

Chief Executive Officer